UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number:  001-34149

DJSP ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

900 South Pine Island Road
Suite 400
Plantation, Florida 33324
Tel: (954) 233-8000, ext. 2024
Fax: (954) 233-8570
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

Overview

On July 12, 2010, DJSP Enterprises, Inc., a British Virgin Islands company, limited by shares (the “Company”), issued a press release announcing the appointment, effective July 12, 2010, of Richard D. Powers as President and Chief Operating Officer of the Company.  A copy of the press release is attached hereto as Exhibit 99.1.

Appointment of New Executive Officer

Mr. Powers, age 54, has over 25 years experience in the mortgage banking industry.  Until June 2010, Mr. Powers served as the head of Real Estate Services for Altisource Solutions, P.A.  In this capacity, he oversaw a variety of business units primarily focused on the default management space, including an appraisal management company, a real estate brokerage unit, a field services company and the creation of a proprietary REO internet management company.  From August 2006 to December 2007, Mr. Powers was General Manager of Ditech – a GMAC ResCap Company, where he was responsible for the marketing, sales, finance, operations and strategic planning functions for this industry leading direct-to-consumer mortgage business.  In June of 2007, he also assumed responsibilities for GMAC Mortgage’s direct lending unit.  From February 2005 through June 2006, he served as President of Metrocities Mortgage Corporation’s Western Division, managing loan production and operations.  Prior to his role at Metrocities, Powers was president of KB Home Mortgage, where he managed the company’s captive mortgage business, insurance and consumer direct subsidiary.  Previously, he served as president and chief executive officer of Charter One Mortgage Corporation for seven years, helping establish the company among the top 20 largest retail loan originators in the nation, and was senior vice president of Great Western Mortgage Corporation, responsible for production and operations in three regions. Powers earned a Bachelor of Arts degree from Excelsior College and an MBA from the University of Chicago’s Booth School of Business.

            Mr. Powers and the Company entered into an employment agreement, the significant terms of which include, without limitation, a three year term, a base salary of $360,000, target incentive bonus of up to 75% of base salary and employee benefits provided to other management employees.  Mr. Powers received a grant of a share option to purchase 100,000 ordinary shares of the Company under the 2009 Equity Incentive Plan (the “Plan”).  The share options will (i) be non-qualified share options, (ii) vest in equal annual installments over three years, (iii) become immediately exercisable upon a Change in Control (as defined in the Plan), (iv) have an exercise price per share equal to the closing price of the ordinary shares of the Company on July 12, 2010 and (v) have a term of 10 years.  In addition, Mr. Powers has received 10,000 of the Company’s ordinary shares granted as restricted shares pursuant to a restricted share agreement and, if he is continuously employed until such time, will receive another 10,000 restricted shares on the first anniversary of the employment agreement.  The restricted shares vest in approximately equal installments over three years from the grant date.  The employment agreement also contains standard terms for such agreements including a twelve-month non-competition and non-solicitation of employees restrictive covenant and a severance provision providing for a continuation of his base salary and health benefits for twelve months in the event he is terminated without cause or he terminates employment for good reason (including diminution of duties, reduction in base salary by more than 5% unless part of a general reduction or, in any event, a reduction of 25% or more from the highest level of Base Salary; required relocation of principal place of employment by more than 50 miles; or a breach by the Company of the employment agreement).  The severance amount would be payable over twelve months but is accelerated and payable in a lump sum in the event of a Change in Control.

 EXHIBITS

Exhibit No.	Description

99.1	Press release dated July 12, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 12, 2010	DJSP ENTERPRISES, INC.

	By:	/s/ Kumar Gursahaney
Name: Kumar Gursahaney
Title: Chief Financial Officer